As filed with the Securities and Exchange Commission on April 20, 1998
                                                   Registration No. 333-50503
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------
                          Pre-Effective Amendment No. 1
                                       to
                                    Form S-2
             Registration Statement under the Securities Act of 1933


                                   ----------

                         PROGRESS FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                 Delaware                            23-22413363
    -------------------------------             -------------------
    (State or other Jurisdiction of             (I.R.S. Employer
    Incorporation or organization)              Identification No.)



                               Four Sentry Parkway
                                    Suite 230
                       Blue Bell, Pennsylvania 19422-0764
                                 (610) 825-8800
--------------------------------------------------------------------------------
              (Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

                                 W. Kirk Wycoff
                      President and Chief Executive Officer
                         Progress Financial Corporation
                               Four Sentry Parkway
                                    Suite 230
                       Blue Bell, Pennsylvania 19422-0764
                                 (610) 825-8800
--------------------------------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agents for service)

                                   Copies to:


          Raymond A. Tiernan, Esq.                  Robert C. Azarow, Esq.
          Kenneth B. Tabach, Esq.                   Thacher Proffitt &Wood
   Elias, Matz, Tiernan & Herrick L.L.P.            Two World Trade Center
          734 15th Street, N.W.                          39th Floor
          Washington, D.C. 20005                    New York, New York 10048
          (202) 347-0300                            (212) 912-7400



        Approximate Date of Commencement of Proposed Sale to the Public:
   As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /_/



         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/



         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/



         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/



         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/



         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/




                                          Calculation of Registration Fee
=================================================================================================================
                                             Amount        Proposed Maximum   Proposed Maximum      Amount of
   Title of Each Class of Securities          to be         Offering Price        Aggregate        Registration
           to be Registered                Registered        Per Share(1)     Offering Price(1)       Fee(1)
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share      825,000            $18.50           $15,262,500          $4,503
-----------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights(2).....      825,000              --                 --                 --
=================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Common Stock as reported by the Nasdaq Stock Market on April 13, 1998, pursuant to Rule 457(c).
(2) Each share of Common Stock has one Preferred Stock Purchase Right attached thereto without charge.

                                   ----------

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.



                   SUBJECT TO COMPLETION, DATED APRIL 28, 1998
PROSPECTUS
                                 750,000 SHARES
                         PROGRESS FINANCIAL CORPORATION
                                  COMMON STOCK
                           (Par Value $1.00 Per Share)


         All of the 750,000 shares of the common stock, par value $1.00 per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Progress Financial Corporation, a Delaware corporation (the "Company") at a price of $_____ per share.

         The Common Stock is quoted on the Nasdaq Stock Market, National Market System under the symbol "PFNC." The last reported sale price of the Common Stock as quoted through the Nasdaq Stock Market on __________ ___, 1998 was $____ per share.


SEE "RISK FACTORS" ON PAGE 13 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE
    CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


       THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS
              AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                   CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

===================================================================================================================================
                                                                       Underwriting
                                           Price                      Discounts and                Proceeds to the Company(2)
                                         to Public                    Commissions(1)
-----------------------------------------------------------------------------------------------------------------------------------
Per Share                                $______                         $_______                     $ ________
-----------------------------------------------------------------------------------------------------------------------------------
Total                                    $______                         $_______                     $_________
===================================================================================================================================


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2)   Before deducting expenses payable by the Company, estimated at $200,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an additional 75,000 shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $_______ and $_______, respectively.

         The shares of Common Stock are offered by the Underwriters, as specified herein, subject to receipt and acceptance by the Underwriters, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about ______ __, 1998 against payment therefor in immediately available funds.


                                   ----------

                        SANDLER O'NEILL & PARTNERS, L.P.

                                   ----------

                 The date of this Prospectus is ______ __, 1998.

                                      [MAP]



























         IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The Common Stock is listed on the Nasdaq Stock Market, and such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc. ("NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed a Registration Statement on Form S-2 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus concerning provisions of certain documents are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or attached hereto, each such statement being qualified in all respects by such references.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This Prospectus is summary in nature, does not purport to be a full and complete statement of the business, affairs and financial condition of the Company and should be read in conjunction with the following documents of the Company which have been filed with the Commission and are hereby incorporated by reference into this Prospectus:


     (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, including the 1997 Annual Report to Stockholders attached thereto as Exhibit 13; and

    (ii)  the Company's Current Report on Form 8-K filed April 28, 1998.


         Any statement contained herein, in any supplement or amendment hereof or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this

Prospectus to the extent that a statement contained herein, in any supplement or amendment hereof or in any document incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any supplement or amendment hereof.

         Neither the delivery of this Prospectus nor any sale of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

         This Prospectus is accompanied by the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the 1997 Annual Report to Stockholders. Copies of any other documents incorporated by reference herein are available from the Company without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) to any person to whom this Prospectus is delivered, upon written request of such person. Requests for such copies should be directed to Frederick E. Schea, Chief Financial Officer of the Company, at the Company's principal executive offices located at Four Sentry Parkway, Suite 230, Blue Bell, Pennsylvania 19422-0764. The Company's telephone number is (610) 825-8800.

                                     SUMMARY

         The following summary does not purport to be complete and is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and related Notes, in the Company's 1997 Annual Report to Stockholders accompanying this Prospectus.

The Company

         Progress Financial Corporation (the "Company") is a Delaware corporation headquartered in Blue Bell, Pennsylvania. The Company is a unitary thrift holding company and the sole stockholder of Progress Bank (the "Bank"), a federally-chartered savings bank, which has been engaged in the thrift business since 1878. The Bank conducts its business through eight banking offices located in Montgomery County, one banking office in Delaware County, one banking office in Chester County and one banking office in the Andorra section of Philadelphia, in southeastern Pennsylvania. Unless the context otherwise requires, references herein to the Company include the Bank. At December 31, 1997, the Company had total consolidated assets of $493.4 million, total consolidated liabilities of $453.3 million, including total consolidated deposits of $340.8 million, and total consolidated stockholders' equity of $25.1 million.


         The Company's current business strategy is to operate as a profitable, diversified financial institution providing a full range of banking services with an emphasis on commercial business and commercial real estate loans to small and medium-sized businesses, as well as residential construction and consumer lending, funded primarily by customer deposits. As a complement to this core business, the Company has expanded its business activities to include equipment leasing, commercial mortgage banking, asset management, managing a fund which provides subordinated debt financing primarily to technology companies in the Mid-Atlantic region, and communications and telemarketing, which provide a steady source of fee income. As a result of increased acquisitions of small to medium sized financial institutions by large bank holding companies in southern Pennsylvania, the Company believes that there is a significant market opportunity for the Bank to provide a full range of commercial banking services to small to middle market commercial customers seeking personalized service that is generally unavailable to such customers at larger regional and national institutions. See "Business Overview of the Company."


         Historically, the principal business of the Company consisted of attracting deposits from the general public through its branch office network and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate as well to originate construction loans (which included land acquisition and development loans). Prior to 1996, such lending activities comprised, in the aggregate, at least 80% of the Company's total loan originations.

           Beginning in 1995, the Company started to change its focus and to modify its operations to become more like a commercial bank. The Company's emphasis shifted to commercial business, commercial real estate and construction lending and equipment leasing, with a focus on providing such banking services to small to medium sized businesses, including companies in the technology sector. The Company's shift in focus to providing a full range of commercial banking services also coincided with the recent acquisitions of small to medium sized banking institutions by larger bank holding companies and the consolidation in the banking industry which has limited the number of lenders available to small commercial borrowers. Since 1995, the Company has not emphasized residential lending and has only originated a limited amount of single-family residential mortgage loans. As a consequence, single-family residential loans declined from $100.0 million, or 48.1% of the Company's total loan and lease portfolio, at December 31, 1994 to $56.6 million, or 17.2% of the Company's total loan and lease portfolio, at December 31, 1997. During the same time, commercial business and commercial real estate loans increased from $83.7 million, or 40.1% of the Company's total loan and lease portfolio, to $179.3 million, or 54.4% of the Company's total loan and lease portfolio. To assist the Company's transition in business focus, several senior personnel have been recruited with significant experience in specific areas of the Company's new focus, including the technology sector. While this shift in focus has increased the Company's operating expenses, it has also helped improve the Company's yield on its average interest earning assets, which has increased from 7.97% in 1995 to 8.82% in 1997. This increase in yield has helped to offset the increase in operating expense.

         The Company also invests in mortgage-backed securities, including securities which are insured or guaranteed by the U.S. Government and agencies thereof, and other similar investments permitted by applicable laws and regulations. In addition, the Bank is involved in real estate development and related activities, through its subsidiaries, primarily to facilitate the completion and sale of certain property held as real estate owned.

         The principal sources of funds for the Company's activities are deposits, amortization and repayment of loans, proceeds from sales of assets classified as available for sale, net savings inflows and advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Company's principal sources of revenues are interest and other payments on loans, including origination and servicing fees, interest on investments and mortgage-backed securities, service charges on deposits, gains (losses) from mortgage banking activities and from the sale of loans and mortgage-backed securities classified as available for sale and loan and other fee income. Its principal expenses are interest paid on deposits, advances from the FHLB of Pittsburgh and other borrowings, provisions for possible loan and lease losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.

         The Company, as a registered thrift holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Commission. The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. All federal savings banks are subject to the qualified thrift lender ("QTL") test that requires at least 65% of a savings association's portfolio assets to be qualified thrift investments ("QTI"). QTI generally have included an unlimited amount of housing-related loans and investments. In 1996, legislation was enacted expanding the types of investments qualifying as QTI to include, without limitation as to amount, loans for education purposes, loans to small businesses and loans made through credit cards or credit card accounts. These amendments to the QTL test allow the Bank to pursue its strategy of providing a full range of banking services and emphasizing commercial lending while continuing to comply with the QTL test. At December 31, 1997, 71.4% of the Bank's portfolio assets were QTI. For more information about the QTL test and the consequences of failure to comply with it, see "Risk Factors - Regulation."

         The Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

         The Company's principal executive offices are located at Four Sentry Parkway, Suite 230, Blue Bell, Pennsylvania 19422-0764, and its telephone number is (610) 825-8800.

                                  THE OFFERING


Common Stock Offered    The Company is offering 750,000 shares of Common Stock
by the Company          hereby. The Company has also granted the Underwriters an
                        option, exercisable within 30 days of the date hereof, to purchase from the Company up to 75,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting".


Purchase Price          $____ per share of Common Stock ("Purchase Price").

Shares Outstanding
 Prior to the Offering  4,063,778 shares


Shares Outstanding      4,813,778 shares (4,888,778 shares assuming the exercise
 After the Offering     of the Underwriters' over-allotment option).



Estimated Net Proceeds  $___ million.

Use of Proceeds         Net proceeds retained by the Company will be used by
                        the Company for general corporate purposes, including contributions to its subsidiaries for growth and expansion of its businesses both through internally generated growth and possible future acquisitions. The
                        Company intends to invest approximately $6.0 million of the net proceeds of the Offering in equity of the Bank. The Bank intends to use such additional capital to increase its regulatory capital levels in order to support additional lending and an increase in its asset base. See "Use of Proceeds."

Dividend Policy         The Company is currently paying quarterly dividends of
                        $.03 per share on the Common Stock. The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank and the Company's non-banking subsidiaries. In addition, dividends will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory restrictions, general economic conditions and other factors. While the Company expects to continue to pay regular quarterly cash dividends, there can be no assurance that dividends will not be reduced or eliminated in future periods. See "Market Price for Common Stock and Dividends - Dividends."

Nasdaq National Market  PFNC
 System Symbol for
 the Common Stock



Risk Factors


         See "Risk Factors" on page 13 for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                  (Dollars in Thousands, Except Per Share Data)

         The selected consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes set forth in the Company's 1997 Annual Report to Stockholders. See "Available Information."

                                                                     December 31,
                                  --------------------------------------------------------------------------------
                                        1997               1996              1995            1994           1993
                                   -------------     -------------      ------------     ----------     ----------
                                                                 (Dollars in Thousands)

Financial Condition Data:
Total assets                            $493,406             $383,649         $345,394       $348,189        $333,209
Loans and leases, net                    325,544              251,562          221,650        205,771         158,268
Loans held for sale(1)                       373                  599            3,153            351          16,744
Investment securities:
  Available for sale(1)                    6,395                3,462            5,504          4,627              --
  Held to maturity                         4,051                1,937            2,149         12,867           4,632
Mortgage-backed securities:
  Available for sale(1)                   44,518               42,738           36,842          9,103           8,893
  Held to maturity                        49,421               47,334           52,833         93,673         117,054
Deposits                                 340,761              306,248          297,260        283,958         273,583
Borrowings                                71,172               50,270           28,400         47,052          40,536
Capital securities                        15,000                   --               --             --              --
Stockholders' equity                      25,115               19,954           16,407         13,020          14,788




                                                                       Year Ended December 31,
                                               --------------------------------------------------------------------
                                                   1997           1996          1995          1994           1993
                                               ----------      --------     ---------      ---------     ----------
                                                            (Dollars in Thousands, except per share data)
Operations Data:
Interest income                                    $34,448      $28,121         $26,569       $22,830         $20,824
Interest expense                                    16,609       14,682          15,335        12,505          11,465
                                                   -------      -------          ------       -------         -------
Net interest income                                 17,839       13,439          11,234        10,325           9,359
Provision for possible loan and lease losses         1,121          687             625           521             368
                                                   -------      -------          ------       -------         -------
Net interest income after provision
  for possible loan and lease losses                16,718       12,752          10,609         9,804           8,991
Other income(2)                                      6,478        4,859           2,265         1,545           2,226
Other expense                                       17,014       15,596          12,071        12,065          11,568
                                                   -------      -------          ------       -------         -------
Income (loss) before income taxes (benefit)          6,182        2,015             803          (716)           (351)
Income tax expense (benefit)                         2,310          762          (1,868)           --          (1,034)
                                                   -------      -------          ------       -------         -------
Net income (loss)                                  $ 3,872      $ 1,253          $2,671       $  (716)        $   683
                                                   =======      =======          ======       =======         =======
Per Share Data:
  Net income (loss) per share(3)                   $   .97      $   .32          $  .77       $  (.21)        $   .27
                                                   =======      =======          ======       =======         =======
  Net income (loss) per share,
    assuming dilution(3)                           $   .90      $   .31          $  .75       $  (.20)        $   .26
                                                   =======      =======          ======       =======         =======
  Cash dividends per share                         $   .10      $   .04          $   --       $    --         $    --
                                                   =======      =======          ======       =======         =======
  Book value per share(4)                          $  6.18      $  5.02          $ 4.76       $  3.79         $  4.30
                                                   =======      =======          ======       =======         =======
Common shares outstanding
  at end of period                                   4,064        3,974           3,444         3,439           3,439
Average common shares outstanding,
  assuming dilution                                  4,324        4,071           3,581         3,555           2,435



                                                                   At or For the Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                        1997         1996          1995           1994          1993
                                                     --------      -------     ----------      ---------     --------
                                                                           (Dollars in Thousands)

Other Data(5):
Operating Data:
  Return (loss) on average assets                          .92%        .35%            .76%         (.21)%        .21%
  Return (loss) on average equity                        17.50        6.59           18.62         (5.24)        6.25
  Average equity to average assets                        5.27        5.29            4.08          4.01         3.42
  Dividend payout ratio                                  10.31       12.50              --            --           --
  Net interest margin(6)                                  4.57        3.99            3.37          3.23         3.25
  Interest rate spread(6)                                 3.99        3.60            3.07          3.04         3.26
  Efficiency ratio (7)                                   70.11       80.35           83.44         85.60        87.28
Asset Quality Data:
  Non-performing assets(8)                              $5,190      $7,555          $4,607        $9,085      $17,628
  Allowance for possible loan and lease losses           3,287       3,177           1,720         1,503        2,113
  Non-performing assets as a percent of total
    assets at end of period(8)                             .50%        .91%           1.33%         2.61%        5.29%
  Non-performing loans as a percent of total
    loans and leases at end of period(8)                  1.48        2.15            1.74          2.19         3.42
  Allowance for possible loan and lease
    losses as a percent of non-performing
    loans and leases at end of period                    68.34       58.78           44.34         33.03        34.92
  Allowance for possible loan and lease
    losses as a percent of total
    loans and leases at end of period                     1.00        1.25             .76           .72         1.19
  Net charge-offs as a percent of
    average loans and leases                               .35         .03             .19           .60          .64
Capital Ratios of the Bank(9):
  Tangible                                                6.50        4.93            4.91          4.57         4.14
  Core                                                    6.50        4.93            4.91          4.57         4.14
  Risk-based                                             10.00        8.51            8.68          9.47         9.39
Branch Data:
  Full service banking offices                              10          10               9             8            8




                                                   (Footnotes on following page)

----------


(1) Loans classified as held for sale are carried at the lower of aggregate cost or fair value while mortgage-backed securities and investment securities classified as available for sale are carried at fair value.

(2) Includes gain on sale of mortgage servicing rights of $978,000 and $924,000 during the year ended December 31, 1997 and 1996, respectively.

(3) In 1997, the Company implemented SFAS 128 which requires the Company to present basic earnings per share amounts for income from continuing operations. All prior period per share amounts have been presented in accordance with SFAS 128.

(4) Book value per share represents stockholders' equity divided by the number of shares of Common Stock issued and outstanding, net of unallocated shares held by the Company's Employee Stock Ownership Plan ("ESOP").

(5) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(6) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities (which do not include non-interest-bearing accounts), and net interest margin represents net interest income as a percent of average interest-earning assets.

(7) Reflects adjusted operating expenses (net of amortization of intangibles and the special SAIF assessment) as a percent of the aggregate of net interest income and adjusted non-interest income (excluding gains and losses on the sales of loans and securities).

(8) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, net of related reserves.

(9) For additional information concerning the Bank's compliance with its regulatory capital requirements, see "Regulatory Capital."

                                  RISK FACTORS

         An investment in the Common Stock involves certain investment risks. In determining whether or not to make an investment in the Common Stock, prospective purchasers should carefully consider the matters set forth below, as well as the other information included or incorporated by reference in this Prospectus.

Increased Emphasis on Commercial Business, Construction, Commercial Real Estate and Consumer Lending and Lease Financing

         The Company's commercial business loans, construction loans, commercial real estate loans (including multi-family residential loans), consumer loans and lease financings amounted to $69.3 million or 21.1%, $26.7 million or 8.1%, $109.9 million or 33.4%, $25.6 million or 7.8% and $41.1 million or 12.5% of the Company's total loan portfolio (including loans classified as held for sale), respectively, at December 31, 1997, and $30.4 million or 11.9%, $20.7 or 8.1%, $90.4 million or 35.4%, $23.8 million or 9.3% and $25.9 million or 10.1%, respectively, at December 31, 1996.

         Since 1995, the Company has increased its emphasis on commercial business, residential construction, commercial real estate (primarily multi-family residential), consumer lending and lease financing. See "Business Overview of the Company." Commercial business and commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans often involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. Commercial real estate lending can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Consumer lending is also generally considered to involve additional credit risk than traditional mortgage lending because of the type and nature of the collateral and, in certain cases, the absence of collateral. Lease financing is also considered to involve a higher degree of credit risk than single-family residential lending due primarily to the relatively rapid depreciation of assets securing leases such as equipment, phone systems, computers, automobiles and furniture. In addition, the Company is subject to increased risk of loss on the disposition of the residual value of the equipment underlying its leases. A majority of the Company's leases are operating leases whereby the Company retains the residual value of the leased property upon expiration of the lease. In the event that the residual value is less than provided for in the lease, the Company may have a loss related to the disposition of such property. However, because residual values on the Company's leases generally have not been materially below the equipment value at lease end and a majority of the Company's leases are bought out or extended at the end of their terms, the Company has not experienced any material losses in this area to date. At December 31, 1997, the total residual value of the Company's lease portfolio was $4.6 million.


         A portion of the Company's growth in its business activities is due to the acquisition or start-up of several companies over the last several years including the Equipment Leasing Company, PAM Financial Corporation and Procall Teleservices. The Company plans to continue to add to the variety of its business lines through both the strategic hiring of talented individuals and the acquisition of whole businesses. The success of past and future acquisitions will depend on a variety of factors, including the ability of the Company to integrate such businesses into its current operations, its ability to control incremental expenses from such acquisitions, its ability to evaluate the assets generated by such business for purposes of asset/liability management and credit quality and its ability to retain the personnel to operate such lines of business. Although the Company believes based on past experience that it will be able to manage its growth from acquisitions effectively, there can be no assurance that the Company will be able to achieve results in the future similar to those achieved by its existing operations. In addition, because the Company has only recently expanded to commercial lending lines of business, particularly in the areas of equipment lease financing and lending to the technology sector, the historical performance of the Company's loan portfolio should not be viewed as an indication of future trends in the Company's current loan portfolio.


Increased Emphasis on Lending to the Technology Sector

         The Bank's specialty lending division provides customized financial services to Pennsylvania-based companies in the greater Philadelphia area, primarily to companies in the technology, healthcare and insurance industries. The specialty lending division focuses on lending to companies within the technology sector. While the Company seeks relationships with companies that have already received initial venture capital and have reported annual revenues of at least $1.0 million, many of these companies are still in the initial phase of operations and have limited operating histories. Accordingly, because these companies do not have a history of profitable operations and because there is no assurance that such companies will be successful in the long term, such lending involves a higher degree of risk than residential or traditional commercial business lending. However, the Company attempts to minimize its risk by primarily emphasizing depository relationships with such companies in their initial start-up phase. The initial lending relationship by the Bank requires a pledge of deposits or qualifying accounts receivable as collateral for the loan. The Bank generally will not make unsecured loans to such companies and intends to limit the aggregate amount of loans to companies in the technology sector to 15% of the Company's total loans outstanding. In addition, the Company has also committed to invest up to $3.3 million in Progress Capital Fund, L.P., a $8.8 million fund managed by a subsidiary of the Company, which commenced operations in late 1997 and provides subordinated debt financing to early-stage Mid-Atlantic based technology companies. See "Business Overview of the Company - Other Activities." Because of the start-up and speculative nature of the companies that the fund targets, such investment involves a higher degree of risk than traditional equity investments.

Dependence on Key Personnel

         W. Kirk Wycoff, President and Chief Executive Officer of the Company, maintains a significant role in the development and management of the Company's business. In addition, the Company has assembled senior management personnel primarily with commercial banking experience to run the Company's separate business operations, including Robert J. Bifolco, Senior Vice President of Commercial Banking, Steven Hobman, Senior Vice President for Specialized Lending, Eric J. Morgan, Senior Vice President for Credit and Administration, Frederick E. Schea, Senior Vice President and Chief Financial Officer and Donald
M. DeMaio, Senior Vice President of Retail Division as well as H. Wayne Griest, Chairman and Chief Executive Officer of Progress Realty Advisors, Inc., the Company's mortgage banking subsidiary, and George R. Mark, Executive Vice President of the Company, whose responsibilities include oversight of equipment leasing, telemarketing and development of new business services. While the Company and Mr. Wycoff have entered into an employment agreement, the Company does not have employment agreements with its other executive officers, however, such officers have been granted stock options to purchase Common Stock of the Company. The loss of services of Mr. Wycoff or other senior executives could have an adverse effect on the Company.

Increased Operating Expenses and High Efficiency Ratios

         The Company's operating expenses have been increasing in recent years due primarily to the Company's determination to expand its different business activities. Many of the Company's current activities are relatively new and have incurred in recent periods, and will continue to incur, start up costs and expenses. As a consequence, the Company's efficiency ratio, which was 70.11% for fiscal 1997, is higher than many other financial institutions and its peer group. Although the Company has made progress in improving its efficiency, the Company expects that its efficiency ratio will continue to exceed that of its peer group until its various business activities are more developed. The Company believes that it can attract and retain highly qualified personnel to run its businesses activities because a portion of each of the Company's senior executive officer's compensation is based upon the results of the specific business activity that such executive is involved in. The Company believes that this compensation structure allows it to attract highly motivated entrepreneurial people experienced in each field that would not otherwise be available to the Company.

Regulation

         The Company, as a unitary thrift holding company, and the Bank, as a federally chartered savings bank, are subject to extensive governmental supervision and regulation, which is intended primarily for the protection of depositors. In addition, the Company and the Bank are subject to changes in federal and state law, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be accurately predicted at this time but could adversely affect the business and operations of the Company and the Bank.


         All federal savings banks are subject to the qualified thrift lender ("QTL") test that requires at least 65% of a savings association's portfolio assets to be qualified thrift investments ("QTI"). QTI generally have included an unlimited amount of housing-related loans and investments. In 1996, legislation was enacted expanding the types of investments qualifying as QTI to include, without limitation as to amount, loans for education purposes, loans to small businesses and loans made through credit cards or credit card accounts. These amendments to the QTL test allow the Bank to pursue its strategy of providing a full range of banking services and emphasizing commercial lending while continuing to comply with the QTL test. At December 31, 1997, 71.4% of the Bank's portfolio assets were QTI. The Bank also met the QTL test in each of the prior 12 months and, therefore, met the QTL test.


         In the event that the Bank fails to comply with the QTL test due to its increased emphasis on commercial lending, or any other reason, the Bank could be required to convert to a bank charter and the Company could be required to register as a bank holding company. Under the Home Owners Loan Act, as amended ("HOLA"), a federal savings bank that does not meet the QTL test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the association shall be restricted to those of a national bank; (iii) the association shall not be eligible to obtain any new advances from its FHLB; and (iv) payment of dividends by the association shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations). In addition, the HOLA would require the Company to register as a bank holding company within one year of the failure of the QTL test by the Bank. Under such circumstances or if the Bank were to convert to a bank charter, the Company would become subject to all of the provisions of the Bank Holding Company Act of 1956, as amended, and other statutes applicable to bank holding companies, in the same manner and to the same extent as if the Company were a bank holding company. As a bank holding company, the Company would be subject to restrictions on its activities as well as restrictions on the activities of its non-bank subsidiaries. In such case the Company would be also be required to maintain certain minimum capital requirements. The Company does not believe that the Bank will not be able to satisfy the QTL test or that it will be required to register as a bank holding company in the foreseeable future. However, in the event that the Company were required to register as a bank holding company, it does not believe that the activities restrictions or the applicable capital requirements would have a material effect on its business and operations.

Potential Effects of Changes in Interest Rates and the Current Interest Rate Environment

         The operations of the Company are substantially dependent on its net interest income, which consists of the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most financial institutions, the Company's earnings are affected by changes in market interest rates and other economic factors beyond its control. If an institution's interest earning assets have shorter effective maturities than its interest bearing liabilities, the yield on the institution's interest earning assets generally will adjust more rapidly than the cost of its interest bearing liabilities and as a result, the institution's net interest income generally would be adversely affected by material and prolonged decreases in interest rates and positively affected by comparable increases in interest rates. At December 31, 1997, the Company's interest earning assets which were estimated to mature or reprice within one year exceeded the Company's interest bearing liabilities with the same characteristics by $66.0 million or 13.4% of the Company's total assets. For the year ended December 31, 1997, the Company's interest rate spread and net interest margin increased to 3.99% and 4.57%, respectively.The Company's interest rate spread and net interest margin amounted to 3.04% and 3.23%, respectively, for fiscal 1994, increased to 3.07% and 3.37%, respectively, for fiscal 1995 and further increased to 3.60% and 3.99%, respectively, for fiscal 1996.

         In addition to affecting interest income and expense, changes in interest rates also can affect the market value of the Company's interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the market value of fixed-rate instruments fluctuates inversely with changes in interest rates. At December 31, 1997, the Company had $4.1 million of investment securities and $49.4 million of mortgage-backed securities which were classified as held to maturity in accordance with the terms of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). Such designation effectively restricts the Company's ability to sell such assets in order to meet its liquidity needs or in response to increases in interest rates. Generally, the reclassification and sale of any of such assets could result in the remainder of the Company's portfolio of investment and mortgage-backed securities classified as held to maturity being reclassified as available for sale. Pursuant to SFAS No. 115, securities classified as available for sale must be reported at fair value, with unrealized gains or losses being reported as a separate component of stockholders' equity. The Company's investment and mortgage-backed securities (including securities classified as available for sale) had an aggregate carrying value and market value of $104.4 million and $104.1 million, respectively, at December 31, 1997.

         Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates generally result in increased prepayments of loans and mortgage-backed securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, the Company is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of the Company's borrowers with adjustable-rate loans to repay their loans.

Year 2000 Compliance

         A critical issue facing the financial institution industry is concerns over computer systems ability to process year-date data in the year 2000. Many of the Company's computer systems were originally designed to recognize calendar years by their last two digits. Calculations performed using these truncated fields will not work properly with dates from the year 2000 and beyond. Unless corrected, this situation is expected to cause widespread problems on January 1, 2000, when computer systems could process data incorrectly or stop processing altogether. This issue could effect a variety of the Company's systems. The Company has formed a project committee that meets monthly to review the status of the Company's compliance. A comprehensive review to identify the systems affected by this issue was completed and an implementation plan is currently being executed. The Company's primary loan, deposit and general ledger systems are provided by a third party service provider. While such service provider has provided the Company continued updates and assurances that the year 2000 compliance issues will be resolved on a timely basis, there is no certainty that this will be the case. Many of the Company's other systems, such as payroll and lease accounting are vendor-supplied and most vendors have provided the Company with certification or a delivery commitment letter. Related costs of compliance include additional training and testing of third party systems providers, consultants and educational sessions for loan customers. In addition, the Company is also subject to some degree of risk that its borrowers will have problems with year 2000 issues which will effect their ability to remain viable and repay outstanding loans. Management currently estimates that the year 2000 compliance issues will not have a material impact on the Company's operations. However, there can be no assurance that, if not properly addressed, such issues could result in interruptions in the Company's business and materially affect results of operations.

Competition Within the Bank's Market Area

         Competition in the banking and financial services industry is intense. In its market area, the Company competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and may offer certain services that the Company does not or cannot provide. The profitability of the Company depends upon its continued ability to successfully compete in its market area. However, in order to maintain its competitive position, the Company may be required to reduce rates charged on its various lending products while maintaining its rate paid on its deposit liabilities (its principal source of funds), which could result in a reduction in the Company's interest rate spread and interest rate margin, which would adversely affect its profitability.

Dilution

         Upon completion of the Offering, there will be an immediate dilution of the net tangible book value per share of Common Stock purchased in the Offering from the Price to Public. This dilution primarily results from the sale by the Company of Common Stock in the Offering at a price above the current book value per share. Without taking into account any changes in net tangible book value after December 31, 1997, other than those resulting from the sale by the Company of the Common Stock offered hereby (after deduction of underwriting discounts and commissions and estimated Offering expenses), the pro forma net tangible book value at December 31, 1997 would have been $_______ per share (excluding any value of tax benefits), representing an immediate dilution of $_______ per share to persons purchasing the Common Stock offered hereby at the Price to Public.


Dividends

         The Company suspended dividend payments on the Common Stock after the second quarter of 1990 in order to conserve its capital resources in light of operating losses and the inability of the Bank to meet its risk-based capital requirement at the time. However, due to an improvement in the Company's results of operations and net proceeds from the Company's offering in 1996, the Company initiated a quarterly cash dividend policy of $.02 per share beginning with the third quarter of 1996, which was increased to $.03 per share in the third quarter of 1997. Dividends are subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will not be reduced or eliminated in future periods. The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank. See "Market Price for Common Stock and Dividends."

Anti-takeover Provisions

         Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law ("DGCL"), as well as a shareholder rights plan adopted by the Company, could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and making it more difficult for stockholders of the Company to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire the Company or shares of its Common Stock. See "Restrictions on Acquisition of the Company" and "Description of Capital Stock."

                        BUSINESS OVERVIEW OF THE COMPANY

         Set forth below is a brief overview of the business of the Company, which should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed financial and other information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, including without limitation "Business," which is included as Item 1 thereof, "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in Item 7 thereof and is incorporated by reference to the Company's 1997 Annual Report to Stockholders, and the Consolidated Financial Statements of the Company, including the related Notes, included in Item 8 thereof and are incorporated by reference to the Company's 1997 Annual Report to Stockholders. See "Incorporation of Certain Documents by Reference."

General

         The Company is a Delaware corporation headquartered in Blue Bell, Pennsylvania. The Company is a unitary thrift holding company and the sole stockholder of the Bank, a federally-chartered savings bank, which has been engaged in the thrift business since 1878. The Bank conducts its business through eight banking offices located in Montgomery County, one banking office in Delaware County, one banking office in Chester County and one banking office in the Andorra section of Philadelphia, in southeastern Pennsylvania. At December 31, 1997, the Company had total consolidated assets of $493.4 million, total consolidated liabilities of $453.3 million, including total consolidated deposits of $340.8 million, and total consolidated stockholders' equity of $25.1 million.


         The Company's current business strategy is to operate as a profitable, diversified financial institution providing a full range of banking services with an emphasis on commercial business and commercial real estate loans to small and medium-sized businesses, as well as residential construction and consumer lending, funded primarily by customer deposits. As a complement to this core business, the Company has expanded its business activities, to include equipment leasing, commercial mortgage banking, asset management, managing a fund which provides subordinated debt financing primarily to technology companies in the Mid-Atlantic region, and communications and tele-marketing, which provide a steady source of fee income. As a result of increased acquisitions of small to medium sized financial institutions by large bank holding companies in southern Pennsylvania, the Company believes that there is a significant market opportunity for the Bank to provide a full range of commercial banking services to small to middle market commercial customers seeking personalized service that is generally unavailable to such customers at larger regional and national institutions.


         Historically, the principal business of the Company consisted of attracting deposits from the general public through its branch office network and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate as well to originate construction loans (which included land acquisition and development loans). Prior to 1996, such lending activities comprised, in the aggregate, at least 80% of the Company's total loan originations.

           Beginning in 1995, the Company started to change its focus and to modify its operations to become more like a commercial bank. The Company's emphasis shifted to commercial business, commercial real estate and construction lending and equipment leasing, with a focus on providing such banking services to small to medium sized businesses, including companies in the technology sector. Such decline by the Company in traditional thrift lending activities and the increased emphasis on commercial lending reflects the change in the direction of the Company to providing a full range of commercial banking services in connection with developing relationship banking. The Company's shift in focus to providing a full range of commercial banking services also coincided with the recent acquisitions of small to medium sized banking institutions by larger bank holding companies and the consolidation in the banking industry which has limited the number of lenders available to small commercial borrowers. Since 1995, the Company has not emphasized residential lending and has only originated a limited amount of single-family residential mortgage loans. As a consequence, single-family residential loans declined from $100.0 million, or 48.1% of the Company's total loan and lease portfolio, at December 31, 1994 to $56.6 million, or 17.2% of the Company's total loan and lease portfolio, at December 31, 1997. During the same time, commercial business and commercial real estate loans increased from $83.7 million, or 40.1% of the Company's total loan and lease portfolio, to $179.3 million, or 54.4% of the Company's total loan and lease portfolio. To assist the Company's transition in business focus, several senior personnel have been recruited with significant experience in specific areas of the Company's new focus, including the technology sector.

         Commercial Business Lending. The Bank's commercial banking division provides customized loan, deposit and investment products, as well as cash management services to small and middle-market businesses. Through the Bank, the Company originates secured or unsecured loans for commercial, corporate, business and agricultural purposes, which include the issuance of letters of credit. At December 31, 1997, $69.3 million or 21.1% of the Company's total loan and lease portfolio (including loans classified as held for sale) consisted of commercial business loans.

         As a result of increased acquisitions of small to medium sized financial institutions by large bank holding companies in southern Pennsylvania, the Company believes that there is a large amount of small to middle market commercial customers seeking the full range of commercial banking services that the Bank offers combined with personalized service that is generally unavailable to such customers at larger regional and national institutions. Due to this consolidation, the Company believes it has an opportunity to expand its commercial lending relationships and thereby continue to grow the Bank's interest earning assets, as well as increase its commercial deposits. In addition, this consolidation has resulted in the availability of experienced commercial lenders who do not remain with an institution after it is acquired. The Company in the past has hired, and will look to hire in the future, high quality experienced commercial lending officers who become available as a result of such industry consolidation.

         The commercial banking division provides a full range of banking services targeted to businesses with annual revenues of $1 million to $25 million located primarily in Bucks, Chester, Montgomery, Philadelphia and Delaware Counties of Pennsylvania. The Company's commercial business loans consist primarily of loans secured by various equipment, machinery and other corporate assets, including accounts receivable. Commercial business loans also are made to provide working capital to businesses in the form of lines of credit which may be secured by inventory or other assets or unsecured, as well as for various other miscellaneous purposes.

         The Bank has established a specialized lending division which provides customized financial services to companies in the technology, healthcare and insurance industries. The specialized lending division primarily focuses on lending to technology-based companies in the greater Philadelphia geographic area from Princeton, New Jersey to Wilmington, Delaware and west to Harrisburg, Pennsylvania. The division seeks relationships with emerging technology- based companies which have already received initial venture capital and have annual revenues of at least $1.0 million. In addition to providing financing, the Company often obtains a small equity position in the borrower in the form of warrants to purchase common stock of the borrower. In December 1997, the Bank and the Eastern Technology Council of Greater Philadelphia, a non-profit technology-oriented trade group, entered into a three year agreement with the Bank to serve as the Council's preferred lender program. Through the "TechBanc" program, the Bank now has access to the over-600 member organizations of the council to provide lending and banking services.

         At December 31, 1997, the Company's commercial business loan portfolio consisted of approximately 355 loans with an average principal balance of $188,900 and the Company's largest commercial loan had an outstanding balance of $2.9 million. At December 31, 1997, the Company's commercial loan portfolio included 50 loans with an average outstanding principal balance of $400,000 originated by the Bank's specialty lending division, with the largest loan having an outstanding balance of $2.6 million. Commercial business loans generally have terms of five years or less and interest rates which adjust in accordance with a designated prime lending rate in order to increase the Company's interest rate sensitivity of its assets. The Company generally obtains personal guarantees of its commercial business loans from the principals of the borrower.

         At December 31, 1997, commitments under unused lines and standby and commercial letters of credit amounted to $102.1 million.

         Commercial Real Estate Activities. The Company originates commercial real estate loans through the Bank and conducts commercial mortgage banking activities through Progress Realty Advisors, Inc. ("PRA"), a subsidiary of the Company. In evaluating whether a lending opportunity is originated for the Bank's portfolio or placed with third parties through PRA, the Company considers the following four factors: loan size, recourse provisions, geographic location and business banking relationships.

         Commercial Real Estate Lending. The Company originates mortgage loans secured by multi-family residential and commercial real estate. At December 31, 1997, $109.9 million or 33.4% of the Company's total loan and lease portfolio (including loans classified as held for sale) consisted of such loans.

         Commercial real estate loans originated by the Company are primarily secured by office buildings, retail stores, warehouses and general purpose industrial space. Commercial real estate loans also include multi-family residential loans, substantially all of which are secured by apartment buildings. A significant portion of such loans are secured by owner-occupied properties and relate to borrowers which have an existing banking relationship with the Company through maintenance of commercial checking and other deposit accounts as well as frequently having existing commercial business loans. At December 31, 1997, $19.0 million or 17.3% of the Company's total commercial real estate loans were comprised of multi-family residential loans.

         At December 31, 1997, the Company's commercial real estate loan portfolio consisted of approximately 222 loans with an average principal balance of approximately $488,100 and the Company's largest commercial real estate loan had an outstanding balance of $3.0 million. Although terms vary, commercial real estate loans secured by existing properties generally have maturities of ten years or less and interest rates which adjust every one, three or five years in accordance with a designated index.

         At December 31, 1997, substantially all of the Company's commercial real estate loan portfolio was secured by properties located within its primary market area. Loan-to-value ratios on the Company's commercial real estate loans are limited to 80% or lower, except in certain limited circumstances. In addition, as part of the criteria for underwriting permanent commercial real estate loans, the Company generally imposes a debt service coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of at least 1.2x. It is also the Company's general policy to obtain personal guarantees of its commercial real estate loans from the principals of the borrower.

         Commercial real estate lending is generally considered to involve a higher degree of risk than single-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. The Company generally attempts to offset the risks associated with commercial real estate lending by, among other things, lending primarily in its market area, periodically inspecting each property, using conservative loan-to-value ratios in the underwriting process and obtaining financial statements and rent rolls from all commercial and multi-family borrowers on at least an annual basis.

         Commercial Mortgage Banking. The Company conducts commercial mortgage banking and brokerage services through PRA and its divisions. PRA was formed as a complement to the Company's commercial lending activities in order to provide lending services for borrowers where borrowing needs are not consistent with the Company's lending operations due to, among other things, the amount of financing required, the location of the borrower and recourse provisions. PRA specializes in originating, underwriting and closing commercial real estate financing for residential, multi-family and commercial properties for other financial institutions, insurance and finance companies for a brokerage fee.

         During the year ended December 31, 1997, the Company placed approximately $123.8 million of loans and earned brokerage and advisory fees of $842,000 compared to placing approximately $93.1 million of loans and earning fees of $645,000 in 1996.


         During 1997, PRA significantly expanded its loan origination network through the acquisition of two commercial mortgage banking firms. PRA now maintains origination offices in Blue Bell, Pennsylvania, Woodbridge, New Jersey, Richmond, Virginia and Chesapeake, Virginia, allowing it to serve a market area extending from southern
Connecticut to southern Virginia.

         Construction Lending. Through the Bank, the Company also offers both residential construction loans and, to a lesser extent, commercial construction loans. At December 31, 1997, construction loans amounted to $26.7 million or 8.1% of the Company's total loan and lease portfolio (including loans classified as held for sale), all of which consisted of loans for the construction of residential property. At December 31, 1997, the Company's construction loan portfolio consisted of approximately 53 loans with an average principal balance of approximately $453,000 and the Company's largest construction loan had an outstanding balance of $1.1 million.

         Construction loans generally offer higher yields and afford the Company the opportunity to increase the interest rate sensitivity of its loan portfolio. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent in large part upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction and the financial strength of the borrower. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment, in which case the Company would have to rely upon the borrower's financial ability.

         The Company generally attempts to address the additional risks associated with construction lending by, among other things, lending primarily in its market area, periodically inspecting each property during the construction period, using conservative loan-to-value ratios in the underwriting process and generally requiring personal guarantees. At December 31, 1997, all of the Company's construction loans were secured by properties located within the Company's primary market area. In addition, residential construction loans are generally made for 80% or less of the appraised value of the property upon completion (75% in the case of land loans). Moreover, the Company does not originate loans for the construction of speculative (or unsold) residential properties. Prior to making a commitment to fund a construction loan, the Company requires both an appraisal of the property by independent appraisers approved by the Board of Directors and a study of the feasibility of the proposed project.

         Construction loans, including land loans, generally have maturities of 12 to 24 months (up to three years in the case of land loans). Interest rates on construction loans generally adjust in accordance with a designated index. Advances are generally made to cover actual construction costs, and generally include a reserve for paying the stated interest due on the loan during the life of the loan. Loan proceeds are disbursed as inspections of construction progress warrants and as pre-construction sale and leasing requirements generally imposed by the Company are met.

         Equipment Leasing. As part of the strategy to be a full-service commercial lender, the Company acquired an equipment leasing company in 1996 in order to provide diversified equipment leasing services to small to middle market business companies. At December 31, 1997, $41.1 million or 12.5% of the Company's total loan and lease portfolio (including loans classified as held for sale) consisted of lease financings. In January 1998, the Company further expanded its leasing capacity through the acquisition of an additional leasing company.

         Equipment lease financing is provided through the Bank's subsidiaries, the Equipment Leasing Company ("ELC"), located in Baltimore, Maryland, Quaker State Leasing Company ("QSLC"), a division of ELC located in Blue Bell, Pennsylvania, and PAM Financial Corporation ("PAM"), located in Bethlehem, Pennsylvania. Through this network, the Company provides lease financing throughout the mid-Atlantic region with a current concentration on Pennsylvania, New York, New Jersey, Maryland and Virginia. The Company provides leasing either directly to the business customer or through regional vendor sponsored programs.

         The Company provides lease financing for a wide variety of business equipment, including computer systems, telephone systems, furniture, landscaping and construction equipment, medical equipment, dry cleaning equipment and graphic systems equipment.


         During 1997, the first full year of leasing operations, the Company originated $31.4 million of lease contracts with QLSC's portfolio increasing from 149 contracts and $6.0 million in receivables at December 31, 1996 to 850 contracts and $22.0 million in receivables at December 31, 1997. During the same period, ELC's portfolio remained constant at $19.7 million in receivables. The average lease transaction during 1997 was approximately $27,000 for QSLC and approximately $19,000 for ELC. Such contracts are generally for two to three year terms with options for the lessee to purchase the equipment at lease end, which options are frequently exercised.


         The majority of the Company's leases are operating leases whereby the Company retains the residual value of the leased property upon expiration of the lease. In the event that the residual value is less than provided for in the lease, the Company may have a loss related to the disposition of such property. However, because a majority of the Company's leases are bought out or extended at the end of their terms, the Company has not experienced any material losses in this area to date. At December 31, 1997, the total residual value of the Company's lease portfolio was $4.6 million.

         For the year ended December 31, 1997, the Company's leasing segment had net income of $927,000 and revenues of $5.5 million.

         Consumer Lending. Subject to restrictions contained in applicable federal laws and regulations, the Bank is authorized to make loans for a wide variety of personal or consumer purposes. At December 31, 1997, $25.6 million or 7.8% of the Company's total loan and lease portfolio (including loans classified as held for sale) consisted of consumer loans, consisting primarily of home equity loans.

         The Bank has been emphasizing a variety of consumer loans in recent years in order to provide a full range of financial services to its customers and because such loans generally have shorter terms and higher interest rates than traditional first mortgage loans. The consumer loans offered by the Bank include home equity loans and lines of credit, deposit account secured loans and loans that are secured by personal property, including automobiles.

         Home equity loans are originated by the Bank for up to 80% of the appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit in amounts up to 80% of the appraised value, less the amount of any existing prior liens. Home equity loans have a maximum term of 15 years, and the interest rate is dependent upon the term of the loan. The Bank secures the loan with a mortgage on the property (generally a second mortgage) and will originate the loan even if another institution holds the first mortgage. At December 31, 1997, home equity loans and lines of credit totalled $23.1 million.

         Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely effected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance. The Company believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to increase rate sensitivity, shorten the average maturity of its loan portfolio and provide a full range of services to its customers.

         Other Activities. Progress Capital, Inc. ("PCI"), s subsidiary of the Company, is the corporate general partner of the Ben Franklin/Progress Capital Fund, L.P., a $8.8 million fund managed by Progress Capital Management, Inc., also a subsidiary of the Company, which commenced operations in late 1997 and provides subordinated debt financing to early-stage Mid-Atlantic based technology companies with proven, innovative products and an existing revenue stream. In addition, the fund generally receives warrants to purchase equity of the borrowers in connection with such lending. The Company earns a fee for managing the fund as well as maintaining an equity interest. PCI also invests in middle market companies that are prospects or customers of the Company and companies who have demonstrated a superior track record in their area of expertise.

         Procall Teleservices, Inc., a subsidiary of the Company, is an interactive communications and marketing firm, which provides a full range of business-to-business teleservices, including customer service, market research and telesales. Procall, which began operations in the second quarter of 1997, provides marketing support to a variety of businesses, from start up companies to Fortune 500 companies as well as the subsidiaries of the Company. Procall also manages the call center for the Bank.

         In February 1998, the Company formed a joint venture partnership, Progress Development LP, which acquired an interest in NewSeasons Assisted Living Communities. NewSeasons owns, acquires, develops and operates assisted living residences for the elderly. NewSeasons will have seven projects operational by the second quarter of 1998 and has plans for a total of 21 projects within the next three years. In addition to owning an equity interest in NewSeasons, Progress Development will provide fee based development, construction management and financial services to NewSeasons.

Lending Activities

         At December 31, 1997, the Company's net loan and lease portfolio (including loans classified as held for sale) totalled $325.9 million, representing approximately 66.1% of its $493.4 million of total assets at that date. The principal categories of loans in the Company's portfolio are residential real estate loans, which are secured by single-family (one-to-four units) residences; commercial real estate loans, which are secured by multi-family (over five units) residential and commercial real estate; loans for the construction of single-family properties, including land loans; commercial business loans; and consumer loans. The following table sets forth information concerning the Company's loan and lease portfolio by type of loan at the dates indicated.


                                                              December 31,
                               ------------------------------------------------------------------------
                                      1997                       1996                      1995
                               ------------------        -------------------       --------------------
                                Amount    Percent         Amount     Percent         Amount     Percent
                               --------   -------        --------    -------        --------    -------
                                                         (Dollars in thousands)
Real estate loans:
  Single family
    residential(1)              $56,565    17.18%         $64,259     25.17%          $91,091    40.21%
  Commercial
    real estate                 109,938    33.40           90,350     35.38            81,535    36.00
  Construction                   26,695     8.11           20,692      8.10            14,230     6.28
                               --------   ------         --------     -----          --------    -----
    Total real estate
      loans                     193,198    58.69          175,301     68.65           186,856    82.49
                               --------   ------         --------     -----          --------    -----
Commercial business              69,312    21.05           30,384     11.90            17,244     7.61
                               --------   ------         --------     -----          --------    -----
Lease financing                  41,137    12.50           25,870     10.13                --       --
                               --------   ------         --------     -----          --------    -----
Consumer loans:
  Consumer                       24,639     7.48           22,898      8.97            21,666     9.57
  Credit card receivables           918      .28              885       .35               757      .33
                               --------   ------         --------     -----          --------    -----
    Total consumer loans         25,557     7.76           23,783      9.32            22,423     9.90
                               --------     ----         --------     -----          --------    -----
Total loans and leases         $329,204   100.00%        $255,338     100.0%         $226,523    100.0%
                               ========   ======         ========     =====          ========    =====
Allowance for possible
  loan and lease losses          (3,287)                   (3,177)                     (1,720)
                               --------                  --------                    --------
  Net loans and leases         $325,917                  $252,161                    $224,803
                               ========                  ========                    ========

                                               December 31,
                            -----------------------------------------------
                                      1994                        1993
                            ---------------------        ------------------
                               Amount     Percent         Amount    Percent
                            ----------    -------        --------   -------
                                           (Dollars in thousands)
Real estate loans:
  Single family
    residential(1)              $99,917   48.12%          $80,196     45.25%
  Commercial
    real estate                  71,273   34.33            68,530     38.69
  Construction                    5,379    2.59             3,922      2.22
                               --------   -----          --------    ------
    Total real estate
      loans                     176,569   85.04           152,648     86.17
                               --------   -----          --------    ------
Commercial business              12,005    5.78             9,250      5.22
                               --------   -----          --------    ------
Lease financing                      --      --                --        --
                               --------   -----          --------    ------
Consumer loans:
  Consumer                       19,027    9.17            15,257      8.61
  Credit card receivables            24     .01                --        --
                               --------   -----          --------    -----
    Total consumer loans         19,051    9.18            15,257      8.61
                               --------   -----          --------    ------
Total loans and leases         $207,625   100.0%         $177,155    100.00%
                               ========   =====          ========    ======
Allowance for possible
  loan and lease losses          (1,503)                   (2,113)
                               --------                  --------
  Net loans and leases         $206,122                  $175,042
                               ========                  ========

----------

(1)   Includes $373,000, $599,000, $3.2 million, $351,000 and $16.8 million of loans classified as held for sale at December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

         The following table shows total loans and leases originated, purchased, sold and repaid during the period ended December 31 for the years indicated.



                                                                                         December 31,
                                                                         --------------------------------------------------
                                                                              1997              1996               1995
                                                                         -------------     -------------     --------------
                                                                                       (Dollars in Thousands)
Loan originations:
  Single family residential                                                   $3,692           $17,018            $18,404
  Commercial real estate(2)                                                   42,155            25,503             23,773
  Construction                                                                35,300            25,711             21,798
  Lease financing                                                             31,381             9,059                 --
  Commercial business                                                         52,390            33,024             11,201
  Consumer                                                                     7,168            11,643              9,398
                                                                            --------          --------            -------
  Total loans and leases originated                                          172,086           121,958             84,574
                                                                                                                  -------
Leases acquired through the purchase of The Equipment Leasing Company             --            20,025                 --
Purchases                                                                         --                --                447
                                                                            --------          --------            -------
  Total loans and leases originated and purchased                           $172,086          $141,983            $85,021
                                                                            ========          ========            =======
Sales and loan/lease principal reductions:
  Loans and leases sold(1)                                                     3,347            30,787             16,230
  Loan and lease principal reductions                                         89,665            80,640             49,205
                                                                            --------          --------            -------
    Total loans/leases sold and principal reductions                         $93,012          $111,427            $65,435
                                                                            ========          ========            =======
Net change due to other items                                                 (5,208)           (1,741)              (688)
                                                                            --------          --------            -------
Net increase (decrease) in loan and leases, net of unearned income          $ 73,866          $ 28,815            $18,898
                                                                            ========          ========            =======


----------

(1) For the years ended December 31, 1996 and 1995, $10.0 million, and $241,000, of loans, respectively, were converted into mortgage-backed securities and subsequently sold.

(2)   Does not include loans placed by PRA.

                                 USE OF PROCEEDS

         Net proceeds retained by the Company will be used by the Company for general corporate purposes, including contributions to its subsidiaries for growth and expansion of its businesses both through internally generated growth and possible future acquisitions. Initially, the net proceeds from the Offering will be invested in short-term investment grade securities. The Company intends to invest approximately $6.0 million of the net proceeds of the Offering in equity of the Bank. The Bank intends to use such additional capital to increase its regulatory capital levels in order to support additional lending and an increase in its asset base.

         The estimated net proceeds to be raised in the Offering depends on the amount of the actual expenses incurred in the Offering, which may differ from the estimates thereof.

         The following table shows estimated gross and net proceeds based upon the sale of 750,000 shares of Common Stock in the Offering. In determining net proceeds, the estimated expenses of the Offering (which are currently estimated to amount to $________ in the aggregate) have been subtracted from gross proceeds.

                                                      Issuance of
                                                    750,000 Shares
                                               ------------------------


          Gross proceeds                             $________
          Less:  estimated expenses                   ________
            Total net proceeds (1)                   $========



----------


(1) Does not include the exercise of the option for 75,000 additional shares granted to the Underwriters to cover over-allotments. If the option is exercised in full, total net proceeds are estimated to be $______.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1997, and the pro forma consolidated capitalization of the Company at such date after giving effect to the Company's receipt of all of the estimated net proceeds from the sale of the Common Stock offered hereby, based on the assumptions set forth in "Use of Proceeds" and in the notes below. For a tabular presentation of the estimated pro forma effects of the Offering on the regulatory capital ratios of the Bank, see "Regulatory Capital."



                                                       December 31, 1997
                                                  -----------------------------

                                                    Actual        As Adjusted
                                                  -----------   ---------------

                                                 (Dollars in Thousands, Except
                                                       Per Share Amounts)

Deposits                                           $340,761       $340,761
Advances from the FHLB of Pittsburgh                 33,450         33,450
Other borrowings(3)                                  37,722         37,722
                                                   --------       --------
  Total deposits and borrowed funds                $411,933       $411,933
                                                   ========       ========

Company-obligated mandatorily redeemable
  capital securities of subsidiary trust
  holding solely junior subordinated
  debentures of the Company                         $15,000        $15,000
                                                   ========       ========

Stockholders' equity:
Serial Preferred Stock (authorized:  1,000,000
   shares, par value $.01; outstanding:  none)     $     --       $     --
Common Stock
  (authorized:  6,000,000 shares, par value
  $1.00; issued: 4,063,778 shares and 4,813,778
  shares, as adjusted)(1)                             4,064          4,814
Capital surplus                                      20,511
Unearned ESOP shares                                   (164)
Retained earnings                                       244
Unrealized gain on securities available for
  sale, net of deferred income taxes                    460
                                                   --------       --------
    Total stockholders' equity                     $ 25,115       $
                                                   ========       ========
Book value per share of Common Stock(2)            $   6.18       $
                                                   ========       ========


----------


(1) Does not reflect 75,000 shares which may be issued upon exercise of the over-allotment option granted to the Underwriters in connection with the Offering. See "Underwriting."

(2) Book value per share of Common Stock is determined by dividing the Company's actual and as adjusted consolidated total stockholders' equity at December 31, 1997 by 4,063,778 shares of issued and outstanding Common Stock and 4,813,778 shares of Common Stock, as adjusted, respectively, in each case net of unallocated shares held by the Company's ESOP.

(3)  Includes $3.0 million of Subordinated Notes due 2004.

                               REGULATORY CAPITAL

     Under regulations adopted by the OTS, each savings institution is currently required to maintain tangible and core capital equal to at least 1.5% and 3.0%, respectively, of its adjusted total assets, and total capital equal to at least 8.0% of its risk-weighted assets.

     The following table sets forth the actual regulatory capital ratios of the Bank at December 31, 1997 and as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the Common Stock offered hereby, based on the Company's contribution of approximately $6.0 million of the net proceeds to the Bank.


                                                                                                     As Adjusted
                                             Historical                                               Pro Forma
                                        at December 31, 1997                                    at December 31, 1997
                       ----------------------------------------------------      ----------------------------------------------

                                             Capital             Excess                             Capital            Excess
                         Capital           Requirement           Capital         Capital          Requirement         Capital
                       ------------      ---------------       ------------    ------------     ---------------      ----------
Dollar basis:
Tangible                $31,433            $ 7,252             $24,181          $37,433              $ 7,342           $30,091
Core(1)                  31,433             14,503              16,930           37,433               14,683            22,750
Risk-based(2)(3)         34,719             27,791               6,929           40,720               27,870            12,849

Percentage basis:
Tangible                   6.50%              1.50%               5.00%            7.65%                1.50%             6.15%
Core(1)                    6.50               3.00                3.50             7.65                 3.00              4.65
Risk-based(2)(3)          10.00               8.00                2.00            11.69                 8.00              3.69



----------

(1) Does not reflect the 4.0% requirement to be met in order for an institution to be deemed "adequately capitalized" under applicable laws and regulations.

(2) Does not reflect proposed amendments to the risk-based capital requirement.

(3) Assumes the net proceeds are initially invested in 20% risk-weighted assets.

                   MARKET PRICE FOR COMMON STOCK AND DIVIDENDS

Market Price for Common Stock

         The Common Stock is traded on the Nasdaq Stock Market, National Market System under the symbol "PFNC." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market System and the cash dividends declared per share of Common Stock during the periods indicated.



                                               Sales Price
                              ---------------------------------------------
                                                                                         Dividends
                                     High                        Low                     Per Share
                              ------------------           ----------------        ---------------------

            1996
--------------------------

First Quarter                         $7.250                      $5.250                   $ --
Second Quarter                         7.250                       6.250                     --
Third Quarter                          6.375                       5.375                    .02
Fourth Quarter                         8.750                       6.375                    .02


             1997
--------------------------

First Quarter                          8.688                       7.859                    .02
Second Quarter                        10.000                       7.672                    .02
Third Quarter                         15.125                       9.766                    .03
Fourth Quarter                        16.500                      13.875                    .03


             1998
--------------------------

First Quarter                         22.750                      17.750                    .03
Second Quarter
  (through April 24,
  1998)



         On ______ ___, 1998, the last trading day before the commencement of the Offering, the closing sale price of a share of Common Stock on the Nasdaq Stock Market was $___.

         As of December 31, 1997, there were 4,063,778 shares of Common Stock outstanding, which were held by approximately 1,500 holders of record. The number of holders of record does not reflect the number of persons or entities who or which hold their stock in nominee or "street" name through various brokerage firms or other entities.

Dividends

         The Company suspended dividend payments on the Common Stock after the second quarter of 1990, in order to conserve its capital resources in light of operating losses and the inability of the Bank to meet its risk-based capital requirement at the time. However, due to an improvement in the Company's results of operations and net proceeds from the Company's offering in 1996, the Company initiated a quarterly cash dividend policy of $.02 per share beginning with the third quarter of 1996, which was increased to $.03 per share in the third quarter of 1997. The Company's ability to pay dividends on the Common Stock will depend on the receipt of dividends from the Bank. In addition, the Company's ability to pay dividends on the Common Stock will be affected by its obligation to pay interest on the $3.0 million of 8.25% Subordinated Notes due 2004 (the "Notes") issued in June 1994 as well as dividends on its $15.0 million of 10.50% Junior Subordinated Debentures due 2027 issued in connection with the issuance of 10.50% Capital Securities of Progress Capital Trust I in June 1997. Interest expense on the Notes amounts to approximately $248,000 per year and interest expenses on the Junior Subordinated Debentures amounts to approximately $1.6 million per year. Applicable rules and regulations of the OTS impose limitations on capital distributions by savings institutions. Savings institutions, such as the Bank, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution are permitted, after giving prior notice to the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital" (excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. However, such capital distribution may not reduce surplus capital below the fully phased-in capital requirement at the date of the capital distribution. Institutions with less capital are more restricted in the payment of dividends and no institution can pay dividends if such payment would cause the institution to no longer satisfy its capital requirements. Furthermore, institutions may not be permitted by the OTS to distribute the full amount of dividends otherwise permitted under the regulations due to safety and soundness concerns. The OTS has proposed to amend its capital distribution regulations. Under the proposal, the "tiered" approach described above would be replaced and savings institutions would be permitted to make capital distributions that would not result in their capital being reduced below the level required to remain "adequately capitalized," as defined by OTS regulations. Irrespective of compliance with minimum capital requirements, OTS approval would be required for a distribution that would, when aggregated with all distributions in the current year, exceed the saving association's net income for the current year and the retained net income for the prior two years. Under the proposal, savings associations which are held by a savings and loan holding company would continue to be required to provide advance notice of the capital distribution to the OTS. The Company does not believe that the proposal will adversely affect the Bank's ability to make capital distributions if it is adopted substantially as proposed.

         As a Delaware corporation, the Company is subject to the Delaware General Corporation Law which generally provides that, subject to any restrictions in the corporation's Certificate of Incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency is such capital has been repaired.

                      MANAGEMENT AND PRINCIPAL STOCKHOLDERS

Board of Directors

         The following table sets forth certain information regarding each director of the Company, including information regarding their age and the number and percent of shares of Common Stock beneficially owned by such persons as of March 6, 1998. No director is related to any other director or executive officer of the Company or the Bank by blood, marriage or adoption, and there were no arrangements or understandings between a director and any other person pursuant to which such person was elected as a director.


                                                                                                Amount and Percentage of
                                                                         Year of                Shares Beneficially Owned
                                                      Director         Expiration                         as of
              Name                      Age            Since             of Term                      March 6, 1998
-------------------------------     ----------     -----------      ---------------     ------------------------------------
                                                                                                    Amount        Percentage
                                                                                                 ------------    -----------
John E. F. Corson                        57             1991              1999                     13,798(1)           *
William O. Daggett, Jr.                  57             1990              1998                     98,653(2)          2.4%
Donald F. U. Goebert                     61             1987              1999                    202,516(3)          4.8
H. Wayne Griest                          49             1996              1998                     20,075(4)           *
Joseph R. Klinger                        55             1992              1998                      9,298(1)           *
Paul M. LaNoce                           38             1991              1999                     35,348(1)           *
A. John May, III                         42             1993              2000                     15,280(5)           *
William L. Mueller                       46             1990              1998                     91,774(6)          2.1
Janet E. Paroo                           43             1996              1999                     24,687(7)           *
Charles J. Tornetta                      67             1991              2000                     67,056(8)          1.6
W. Kirk Wycoff                           40             1991              2000                    354,337(9)          8.1



----------

* Represents less than 1% of the issued and outstanding Common Stock of the Company.

(1) Includes 6,298 shares subject to stock options which are exercisable within 60 days of March 6, 1998.

(2) Includes 79,230 shares owned by companies of which Mr. Daggett is a director, officer and 10% stockholder and 13,125 common stock warrants and 6,298 shares subject to stock options, in each case which are exercisable within 60 days of March 6, 1998.

(3) Includes 143,718 shares owned by companies of which Mr. Goebert is a director, officer and 10% stockholder and 52,500 common stock warrants and 6,298 shares subject to stock options, in each case which are exercisable within 60 days of March 6, 1998.

(4) Includes 4,411 shares subject to stock options which are exercisable within 60 days of March 6, 1998.

(5) Includes 2,000 shares which are held jointly by Mr. May with or for the benefit of certain family members and 2,887 shares subject to stock options which are exercisable within 60 days of March 6, 1998.

(6) Includes 60,226 shares held jointly by Mr. Mueller with or for the benefit of certain family members and 25,250 common stock warrants and 6,298 shares subject to stock options, in each case which are exercisable within 60 days of March 6, 1998.

(7) Includes 2,887 shares subject to stock options which are exercisable within 60 days of March 6, 1998.

(8) Includes 26,250 common stock warrants and 6,298 shares subject to stock options, in each case which are exercisable within 60 days of March 6, 1998.

(9) Includes 12,600 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members and 13,125 common stock warrants and 237,300 shares subject to stock options, in each case which are exercisable within 60 days of March 6, 1998.

Principal Stockholders

         The following table sets forth certain information relating to the only persons known to the Company to be the beneficial owners of 5% or more of the Company's Common Stock as of March 6, 1998, and the amount of Common Stock of the Company held by all directors and executive officers of the Company as a group as of such date. The information below is based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals.


                                      Amount of Common
                                           Stock
Name and Address of                  Beneficially Owned       Percent of
Beneficial Owner                    as of March 6, 1998      Common Stock
-------------------                 -------------------      ------------

Wellington Management                     269,250                6.09%
  Company, LLP
75 State Street
Boston, Massachusetts  02109

Directors and executive
officers of the Company
as a group (14 persons)                   958,063(1)             18.7


----------

(1) Includes 12,600 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members, 79,230 shares which are owned by companies of which Mr. Daggett is a director, officer or 10% stockholder, 143,718 shares owned by companies of which Mr. Goebert is a director, officer or 10% stockholder and 60,226 shares held jointly by Mr. Mueller with or for the benefit of certain family members. Also includes 314,469 shares subject to stock options and 130,250 common stock warrants held by the group, in each case which are exercisable within 60 days of March 6, 1998.

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY

General

         The Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations contain certain provisions which may be deemed to have a potential anti-takeover effect. Such provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which the Company's stockholders may deem to be in their best interest or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Certain of such provisions also may make it more difficult for stockholders of the Company to remove members of its Board of Directors and management. The Company is not aware of any existing or threatened effort to acquire control of the Company.

         The following brief description of certain provisions of the Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations and is qualified by reference to such Certificate of Incorporation and Bylaws, the DGCL and applicable federal laws and regulations.

Certificate of Incorporation and Bylaws

         Authorized but Unissued Shares of Capital Stock. The Company currently has 1,000,000 authorized but unissued shares of Preferred Stock and 6,000,000 authorized shares of Common Stock, of which 4,063,778 shares were issued and outstanding as of December 31, 1997. The Company has adopted an amendment to its Certificate of Incorporation, subject to approval by stockholders at the Annual Meeting of Stockholders to be held on May 6, 1998, to increase the number of authorized shares of Common Stock to 12,000,000 shares. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover of a company by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, or by effecting an acquisition that might complicate or preclude a takeover or otherwise.

         The Board of Directors also has the authority to issue shares of Preferred Stock with such terms as it deems advisable. In the event of a proposed merger, tender offer or other attempt to gain control of the Company which the Board of Directors does not approve, the Board of Directors could authorize the issuance of a series of Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. See "Description of Capital Stock - Preferred Stock."

         In addition to the authorized but unissued shares of Common Stock and Preferred Stock, the Company has adopted a shareholder rights plan which generally would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock. See "Description of Capital Stock - Preferred Stock Purchase Rights."

         Board of Directors. The Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes as nearly equal in number as the then total number of directors permits, with one class to be elected annually for a term of three years and until their successors are elected and qualified. See "Management and Principal Stockholders - Board of Directors and Executive Officers." Vacancies occurring in the Board of Directors of the Company by reason of an increase in the number of directors may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of directors by stockholders and until their successors are elected and qualified. Any other vacancy in the Board of Directors, whether by reason of death, resignation, disqualification, removal or other cause, may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors are elected and qualified.

         Directors of the Company may be removed from office only for cause by the affirmative vote of the holders of 67% or more of the outstanding shares of Common Stock entitled to vote generally in the election of directors. Cause for removal exists only if the director whose removal is proposed either has been convicted of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such directors' duty to the Company.

         Meetings of Stockholders. Special meetings of stockholders of the Company, for any purpose or purposes, may be called only upon the affirmative vote of 67% of the Board of Directors and may not be called by the stockholders of the Company.

         Stockholder Nominations and Proposals. The Certificate of Incorporation of the Company generally provides that stockholders must provide the Company with written notice of stockholder nominations for election as directors and stockholder proposals not later than 30 days prior to the date of the scheduled annual meeting; provided, however, that if fewer than 21 days' notice of the meeting is given to stockholders, such written notice must be received not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Stockholder proposals which are proposed to be included in the Company's proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act. In each case the stockholder also is required to submit specified information regarding such stockholder and the proposed nominee(s) and/or business to be acted upon at a meeting of stockholders.

         Supermajority Provision. The Certificate of Incorporation of the Company includes a provision which generally requires the affirmative vote of 67% of the Company's stockholders to approve a merger or consolidation involving the Company or the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company. This voting requirement is not applicable, however, if the Board of Directors of the Company shall have approved the transaction by a vote of 67% of the entire Board.

         Fair Price Provision. The Certificate of Incorporation includes a provision which governs any proposed "business combination" (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of the Company) between the Company or its subsidiaries, on the one hand, and a "Related Person," on the other hand. A "Related Person" is defined generally to include any person, partnership, corporation, group or other entity (other than the Company and its subsidiaries) which is the beneficial owner (as defined) of 10% or more of the shares of the Company entitled to vote generally in an election of directors ("Voting Shares").

         Under the Certificate of Incorporation, if certain specified conditions are not met, neither the Company nor any of its subsidiaries may become a party to any business combination with a Related Person without the prior affirmative vote at a meeting of the Company's stockholders by the holders of at least 80% of all shares outstanding and entitled to vote thereon (the Company's "Voting Shares"), voting separately as a class, and by an "Independent Majority of Stockholders," which is defined to mean the holders of a majority of the outstanding Voting Shares that are not beneficially owned, directly or indirectly, by a Related Person. If such approval were obtained, the specific conditions would not have to be met. Such conditions also would not have to be met if the Board of Directors approved the business combination at times and by votes specified in the Certificate of Incorporation. The conditions necessary to avoid the vote of 80% of the Company's outstanding Voting Shares and of an Independent Majority of Stockholders include conditions providing that, upon consummation of the business combination, the stockholders would receive at least a certain minimum price per share for their shares.

         Amendments to Certificate of Incorporation and Bylaws. The affirmative vote of a majority of the issued and outstanding voting stock of the Company is required to amend the Certificate of Incorporation, with the exception of certain sections thereof, including provisions relating to business combinations, which can only be amended by a vote of 67% of the whole Board of Directors, a majority of the Continuing Directors, as defined, the vote of at least 67% of the Voting Shares, and an Independent Majority of Stockholders entitled to vote thereon.

         The Bylaws may be altered, amended or repealed or new bylaws adopted by the Board of Directors at a regular or special meeting upon the affirmative vote of both 67% of the whole Board of Directors and a majority of the Continuing Directors, as defined. The Bylaws may also be altered, amended or repealed by the stockholders upon the affirmative vote of 67% of the outstanding Voting Shares of the Company and by an Independent Majority of Stockholders.

Federal Laws and Regulations

         Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (a) 25% or more of any class of voting stock of the savings institution; (b) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (c) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or (d) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or
(iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

Delaware General Corporation Law

         Section 203 of the DGCL generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

         An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is currently authorized to issue up to 6,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. The Company has adopted an amendment to its Certificate of Incorporation, subject to approval by stockholders at the Annual Meeting of Stockholders to be held on May 6, 1998, to increase the number of authorized shares of Common Stock to 12,000,000 shares. At December 31, 1997, the Company had 4,063,778 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding. The capital stock of the Company does not represent or constitute a savings account or deposit of the Company or the Bank and is not insured by the FDIC or any other governmental agency.

Common Stock

         General. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and, upon receipt by the Company of the full purchase price therefor, each share of Common Stock offered hereby will be fully paid and non-assessable.

         Voting Rights. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

         Dividends. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company, see "Market Price for Common Stock and Dividends."

         Pre-emptive Rights. Holders of the Common Stock do not have any pre-emptive rights with respect to any shares which may be issued by the Company in the future; the Company, therefore, may sell shares of Common Stock without first offering them to its then-existing stockholders.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of the Common Stock.

Preferred Stock

         The Board of Directors of the Company is authorized to issue Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

         The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of the Common Stock on the Nasdaq National Market System or the requirements of any exchange on which the Common Stock may then be listed.

Warrants to Purchase Common Stock

         As of December 31, 1997, the Company had warrants to purchase 315,000 shares of Common Stock ("Warrants") outstanding (as adjusted for subsequent stock dividends). The following is a summary of the material provisions of the Warrants. The Warrants are not savings accounts or deposits of the Company or the Bank and are not insured by the FDIC or any other governmental agency.

         The Company issued 12 units consisting of subordinated debt and Warrants in a private placement on June 30, 1994, with each unit consisting of $250,000 of subordinated debt and Warrants to purchase 26,250 shares of Common Stock (as adjusted for subsequent stock dividends). Because fractional units were issued, there are currently 13 holders of the Warrants. Five of the directors and executive officers of the Company own 131,250 Warrants. The remaining 183,750 Warrants are held by eight individuals or entities.

         Each Warrant entitles the holder thereof to purchase one share of the Common Stock at an exercise price (the "Exercise Price") of $5.71 (as adjusted for subsequent stock dividends). The Warrants may be exercised, in whole or in part, until 5:00 p.m., Eastern Time, on June 30, 1999.

         The Exercise Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on the Common Stock and subdivisions, combinations and certain reclassifications of Common Stock. No adjustment in the Exercise Price will be required unless such adjustment would require a change of at least 1% of the Exercise Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

         The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and non-assessable. Warrants not exercised prior to 5:00 p.m., Eastern Time, on June 30, 1999 shall become null and void.

         The Company has filed a registration statement with the Commission with respect to the shares of Common Stock underlying the Warrants and has agreed to use its best efforts to maintain the effectiveness of such registration statement until the earlier to occur of the exercise of all the Warrants or June 30, 1999. In the event that the Company plans to repurchase or bid for shares of Common Stock, whether on the open market or otherwise, the Company may request that holders of Warrants that have not previously been sold, if any, suspend or postpone the distribution thereof for a period of 45 days or more; provided, however, the aggregate amount of days during which the Company can delay the offering or distribution of the Warrants shall not exceed 90 days during any 12 month period.

Preferred Stock Purchase Rights

         In April 1990, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock (including subsequently issued shares such as those proposed to be issued in connection with the Offering). Each Right entitles each registered holder, upon the occurrence of certain events, to purchase from the Company a unit consisting of one one-hundredth of a share (a "Rights Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $40.00 per Rights Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights

Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         The Rights will separate from the Common Stock and be distributed on a date ("Distribution Date") which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of the Company (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Rights were declared, including shares to be issued in the Offering, will contain a notation incorporating by reference the Rights Agreement and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights will not be exercisable until the Distribution Date and will cease to be exercisable at the close of business on May 11, 2000, unless the Rights are earlier redeemed by the Company as described below.

         Unless the Rights are redeemed earlier pursuant to the Rights Agreement, in the event that, at any time following the Stock Acquisition Date,
(i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or in which the Common Stock of the Company is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In addition, unless the Rights are redeemed pursuant to the Rights Agreement, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to in the Rights Agreement as a "Triggering Event." Following the occurrence of a Triggering Event, any Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person shall immediately become null and void.

         At any time after a person becomes an Acquiring Person, the Company may exchange all or part of the Rights (other than Rights which previously have been voided as set forth above) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as such may be appropriately adjusted to reflect any stock split or similar transaction.

         In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $100 per share or an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

         The Rights may have certain antitakeover effects. The Rights would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights are redeemable under certain circumstances.

Transfer Agent

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING




         Subject to the terms and conditions set forth in an Underwriting Agreement among the Company, the Bank and Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), as Representative of the underwriters named herein (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                                   Number of
Name                                                 Shares
----                                                 ------

Sandler O/Neill & Partners, L.P.



                                                    -------
Total                                               750,000
-----                                               =======

         Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares of Common Stock offered hereby, if any are taken.

         The Underwriters propose initially to offer the Common Stock directly at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of $___ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per share to certain brokers and dealers. After the Common Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representative.

         The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 75,000 additional shares of Common Stock solely to cover over-allotments, if any.

         The Company and the Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

         Sandler O'Neill has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

         In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares of Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares of Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

         Neither the Company nor the Underwiters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         The Underwriters may reserve the for sale shares of Common Stock which may be sold at the initial public offering price to directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Common Stock not to be purchased will be offered by the Underwriters on the same basis as the other shares of Common Stock offered in the Offering.

         Sandler O'Neill has provided from time to time, and expects to provide in the future, investment banking services to the Company and its affiliates for which the Representative has received or will receive customary fees and commissions. The principals of Sandler O'Neill beneficially own an aggregate of 187,515 shares of Common Stock, or 4.6% of the Common Stock outstanding prior to the Offering, and warrants to purchase an additional 50,000 shares of Common Stock. In addition, Sandler O'Neill Asset Management LLC, which may be deemed to be an affiliate of Sandler O'Neill, owns an aggregate of 168,075 shares of Common Stock, or 4.1% of the Common Stock outstanding prior to the Offering.

         The Company has agreed in the Underwriting Agreement and its executive officers and directors have otherwise agreed not to sell, contract to sell or otherwise dispose of any equity securities of the Company (or any securities exercisable for or convertible into such equity securities) for a period of 120 days after the consummation of the Offering without the prior written consent of the Representative.


                                     EXPERTS

         The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters relating to the Common Stock will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. and for the Underwriter by Thacher Proffitt & Wood, New York, New York.

No person has been authorized to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or a solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to its date.

                        -------------------------

                            Table of Contents

                        -------------------------


                                                                  Page
                                                                  ----
Available Information...........................................    3
Incorporation of Certain Documents
 by Reference...................................................    3
Summary.........................................................    5
Selected Consolidated Financial
  and Other Data................................................   10
Risk Factors....................................................   13
Business Overview of the Company
Use of Proceeds.................................................   30
Capitalization..................................................   31
Regulatory Capital..............................................   32
Market Price for Common Stock
  and Dividends.................................................   33
Management and Principal
  Stockholders..................................................   35
Restrictions on Acquisition
  of the Company................................................   38
Description of Capital Stock....................................   42
Underwriting....................................................   47
Experts.........................................................   49
Legal Matters...................................................   49


         Through and including _______ __, 1998 (the 25th day after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


      750,000 SHARES


         PROGRESS
         FINANCIAL
        CORPORATION


       COMMON STOCK





   --------------------

        PROSPECTUS

   --------------------




      ______ __, 1998




     Sandler O'Neill &
      Partners, L.P.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses (other than underwriting discounts and commissions to be incurred) in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

Securities and Exchange Commission registration fee.......    $  4,503
Nasdaq Stock Market listing fee...........................      16,500
NASD fee..................................................       2,026
Accounting fees and expenses..............................      20,000
Legal fees and expenses...................................      60,000
Printing and mailing expenses.............................      65,000
Miscellaneous.............................................      31,971
                                                              --------
                                                              $200,000
                                                              ========


Item 15.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law ("DGCL") sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions. Section 102(b)(7) of the DGCL sets forth circumstances under which a director's personal liability to a corporation or its stockholders for money damages for breach of fiduciary duty as a director may be eliminated or limited. The Certificate of Incorporation provides for the limitation of personal liability of directors to stockholders for monetary damages to the Company or its stockholders for such director's breach of fiduciary duty as a director of the Company to the full extent permitted by law.

         The Company carries a liability insurance policy for its officers and directors.

Item 16.  Exhibits and Financial Statement Schedules.

         The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

         (a)      List of Exhibits:


        Exhibit No.                              Exhibit                          Location
        -----------                              -------                         ----------

            1                    Form of Underwriting Agreement                       *

            3(a)                 Certificate of Incorporation                        (1)

            3(b)                 Bylaws                                              (2)

            4(a)                 Specimen Common Stock certificate                   (3)

            4(b)                 Specimen Preferred Stock Purchase
                                 Rights certificate                                  (4)

            5                    Opinion of Elias, Matz, Tiernan &
                                   Herrick L.L.P. regarding legality of
                                   securities being registered                        *

            10(a)                Key Employee Stock Compensation Plan                (3)

            10(b)                Amendment, dated December 15, 1987,
                                   to Key Employee Stock Compensation
                                   Plan                                              (5)

            10(c)                Amended and Restated 1993 Stock
                                   Incentive Plan                                    (6)

            10(d)                Amended and Restated 1993 Directors'
                                   Stock Option Plan                                 (6)

            10(e)                Stockholders Rights Agreement, dated
                                   April 25, 1990, between the
                                    Registrant and American Stock
                                    Transfer and Trust Company, as
                                    Rights Agent                                     (4)





            10(f)                Employment Agreement between
                                 Progress Financial Corporation,
                                 Progress Bank and W. Kirk Wycoff
                                 dated March 1, 1997                                 (7)

            13                   Annual Report to Stockholders for the
                                 year ended December 31, 1997                        (7)
            21                   Subsidiaries of the Company                         (7)

            23(a)                Consent of Elias, Matz, Tiernan &
                                   Herrick L.L.P. (contained in the
                                   opinion included as Exhibit 5)

            23(b)                Consent of Independent Public Accountants            *

            24                   Power of Attorney (included in the
                                   signature page to the original
                                   Registration Statement)


----------


*     Filed with this amendment.


(1) Exhibit is incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987 filed by the Registrant with the Commission.

(2) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 33-3685) filed with the Commission on March 3, 1986.

(3) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-10160) filed with the Commission on November 13, 1986.

(4) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form 8-A filed with the Commission on April 30, 1990.

(5) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-19570) filed with the Commission on January 19, 1988.

(6) Exhibit is incorporated by reference to the Registrant's definitive proxy statement filed with the Commission on April 7, 1997.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998.


      (b)      Financial Statement Schedules.

        No financial statement schedules are filed because the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

Item 17.  Undertakings

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy and expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blue Bell, Commonwealth of Pennsylvania on the 28th day of April 1998.



PROGRESS FINANCIAL CORPORATION



By: /s/ W. Kirk Wycoff                                    Date:  April 28, 1998
    -------------------------------
    W. Kirk Wycoff
    Director, President and
         Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of Progress Financial Corporation whose signature appears below hereby appoints W. Kirk Wycoff, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-2, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable Progress Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.




/s/ W. Kirk Wycoff                                        Date:  April 28, 1998
-----------------------------------
W. Kirk Wycoff
Director, President and
  Chief Executive Officer
  (principal executive officer)


/s/ Frederick E. Schea                                    Date:  April 28, 1998
-----------------------------------
Frederick E. Schea
Senior Vice President and
  Chief Financial Officer
  (principal accounting officer)


/s/ William O. Daggett, Jr.*                              Date:  April 28, 1998
----------------------------------
William O. Daggett, Jr.
Director

/s/ Joseph R. Klinger*                                    Date:  April 28, 1998
------------------------------------
Joseph R. Klinger
Director


/s/ John E. F. Corson*                                    Date:  April 28, 1998
-----------------------------------
John E. F. Corson
Director


/s/  H. Wayne Griest*                                     Date:  April 28, 1998
-----------------------------------
H. Wayne Griest
Director


/s/ Donald F. U. Goebert*                                 Date:  April 28, 1998
-----------------------------------
Donald F. U. Goebert
Director


/s/ Paul M. LaNoce*                                       Date:  April 28, 1998
----------------------------------
Paul M. LaNoce
Director


/s/ A. John May, III*                                     Date:  April 28, 1998
----------------------------------
A. John May, III
Director


/s/ William L. Mueller*                                   Date:  April 28, 1998
----------------------------------
William L. Mueller
Director


/s/ Janet E. Paroo*                                       Date:  April 28, 1998
----------------------------------
Janet E. Paroo
Director


/s/ Charles J. Tornetta*                                  Date:  April 28, 1998
----------------------------------
Charles J. Tornetta
Director


------------------------------------
*By W. Kirk Wycoff, attorney-in-fact